UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File Number: 001-35388

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.
PROSPERITY BANK PLAZA
4295 SAN FELIPE
HOUSTON, TEXAS 77027

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Prosperity Bancshares, Inc. 401(k) Committee and Plan Participants of
the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Melton & Melton, L.L.P.

We have served as the Plan’s auditor since 2011.

Houston, Texas
June 27, 2018

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
Investments, at fair value:
Prosperity Bancshares, Inc. common stock	$34,002,329	$36,161,114
Mutual funds	144,940,072	119,424,608
Collective investment trust	15,280,685	15,296,286
Money market funds	19,960,738	22,925,159
	214,183,824	193,807,167
Notes receivable from participants	4,011,320	4,002,512
Other receivable	181,355	433,140
Cash	657,795	2,500,343
TOTAL ASSETS	219,034,294	200,743,162
LIABILITIES
Other liabilities	524,598	743,104
TOTAL LIABILITIES	524,598	743,104
NET ASSETS AVAILABLE FOR BENEFITS	$218,509,696	$200,000,058

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$13,549,109
Interest and dividends	8,854,846
22,403,955
Interest income on notes receivable from participants	167,882
Contributions:
Participants’ rollovers	817,549
Participants’ elective deferrals	10,115,712
Employer’s matching	4,446,166
15,379,427
TOTAL ADDITIONS	37,951,264
DEDUCTIONS
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	19,133,616
Administrative expenses	308,010
TOTAL DEDUCTIONS	19,441,626
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	18,509,638
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	200,000,058
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$218,509,696

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan's document, which was restated effective January 1, 2016 to incorporate language and provisions from the Pension Protection Act, for a more complete description of the Plan’s provisions.

A. General

The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bank (the “Bank”), a wholly owned subsidiary of Prosperity Bancshares, Inc., who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date they satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Contributions

Each year a participant may contribute up to the maximum amount allowable of his or her total salary on a pre-tax basis. If a participant is age fifty (50) or older, he or she may elect to defer additional amounts as catch-up contributions. Participants may change their contribution percentage on the first day of each plan quarter or stop contributing at any time. Participants are also permitted to deposit into the Plan distributions from other plans and certain IRAs as rollover contributions.

The Bank, at its discretion, may contribute to the Plan a matching contribution which is determined annually. In 2017, the Bank matched fifty percent (50%) of the participants’ contributions subject to certain limitations, excluding catch-up contributions, up to fifteen percent (15%) of their eligible compensation on a pay period basis. The Bank may also make a discretionary profit sharing contribution. No profit sharing contributions were made during 2017.

C. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) employer matching contributions and profit sharing contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. At December 31, 2017 and 2016, all investments of the Plan were participant-directed.

D. Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the employer matching contribution and profit sharing contribution of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. Participants vest twenty percent (20%) per year after two (2) years of service and are one hundred percent (100%) vested after six (6) years of service.

E. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1 - 5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions. A participant may have only one outstanding loan at any time.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

F.Payment of Benefits

A participant may receive a lump-sum amount, equal to the vested value of the participant’s account, due to a separation of service, death, disability or retirement.  The Plan does permit hardship distributions. Hardship withdrawals are governed by Internal Revenue Service (“IRS”) regulations and are permitted to satisfy certain immediate and heavy financial needs.  In-service distributions are not permitted; however, distributions from a participant's rollover account may be made at any time.

G.Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used by the Plan for several purposes, such as the payment of Plan administrative expenses or the reduction of employer matching contributions. During the year ended December 31, 2017, $39,686 in forfeitures was used to pay Plan administrative expenses and $246,870 was used to reduce employer contributions during the year.  As of December 31, 2017 and 2016, the forfeitures account had a balance of $292,908 and $354,527, respectively.

H.Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts. The Bank will direct the distribution of participants’ accounts in a manner permitted by the Plan as soon as practicable following any such termination.

I.Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in various investment options totaling one hundred percent (100%). Participants may change their investment options at any time. Employer matching contributions are matched to the funds designated by the participant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

B. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2017 or 2016.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D.Payment of Benefits

Benefits are recorded when paid.

E. Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements. Valuations of the Plan assets are generally made every business day. Net appreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

F.Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants, distributions, and an annual administrative fee are charged directly to the related participant's account and are included in administrative expenses.  Other administrative, trust, audit, and stock transaction fees are paid by the Plan and are also included in administrative expenses.  Investment related expenses are included in net appreciation in fair value of investments.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan utilizes the provisions of Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.
•

Level 2 - Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 or 2016.

Prosperity Bancshares, Inc. Common Stock: Common stock is valued at the closing price reported on the active market on which the individual security is traded.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Mutual Funds: Investments in registered investment companies are stated at fair value based upon quoted market prices of the net asset value of shares held by the Plan at year-end.

Collective Investment Trust:  The Plan's investment in the Reliance Trust Company Stable Value Fund Collective Investment Trust, Series 25157 is valued at the fair value of the contract as determined by Metropolitan Life Insurance Company ("MetLife") based on prices of the underlying investments in MetLife separate accounts.  MetLife guarantees that the rate will never be less than zero.  MetLife's estimated value of the guarantee is presented as a wrapper.  The fair value of the wrapper is determined by the discounted revenue method, being 15 basis points of the guaranteed value over five years discounted by the LIBOR swap curve.  If a participating plan terminates participation in the trust, the lesser of the guaranteed (contract) value or the fair value will be received.

Money Market Funds: Money market funds are valued at carrying value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The inputs and methodologies used for valuing securities are not an indication of the risk associated with investing in those securities.

The following tables set forth the Plan's assets at fair value by level within the fair value hierarchy as of:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$34,002,329	$—	$—	$34,002,329
Mutual funds	144,940,072	—	—	144,940,072
Collective investment trust	—	15,280,685	—	15,280,685
Money market funds	19,960,738	—	—	19,960,738
TOTAL INVESTMENTS, at fair value	$198,903,139	$15,280,685	$—	$214,183,824

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$36,161,114	$—	$—	$36,161,114
Mutual funds	119,424,608	—	—	119,424,608
Collective investment trust	—	15,296,286	—	15,296,286
Money market funds	22,925,159	—	—	22,925,159
TOTAL INVESTMENTS, at fair value	$178,510,881	$15,296,286	$—	$193,807,167

NOTE 4 - CREDIT RISK

The Plan provides for various investment options of stocks, mutual funds, fixed income securities, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 5 - TAX STATUS

The Plan adopted a prototype nonstandardized profit sharing plan with CODA established by Alliance Benefit Group of Houston Inc. The prototype plan sponsor obtained a favorable opinion letter dated September 30, 2014. According to the prototype plan, the Plan’s assets are qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. The Plan has not requested a determination letter from the IRS, but the Bank believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. Currently the U.S. Department of Labor is auditing the Plan for the plan years from January 1, 2015 to December 31, 2017.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Bank. Fidelity Brokerage Services, LLC and Prosperity Bank Trust Department were parties-in-interest.  Fidelity Brokerage Services, LLC received $43,093 in fees during 2017 and Prosperity Bank Trust Department received $60,000 in fees during 2017.  The Plan invests in common stock of Prosperity Bancshares, Inc. and issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500 as of December 31, 2016.

2016
Net assets available for benefits per the financial statements	$200,000,058
Less: Amounts allocated to withdrawing participants	1,808,040
NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$198,192,018

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Schedule H of the Form 5500 for the year ended December 31, 2017:

2017
Net increase in net assets available for benefits per the financial statements	$18,509,638
Add: Amounts allocated to withdrawing participants	1,808,040
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$20,317,678

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2016, and paid on January 3, 2017.

NOTE 8 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events from December 31, 2017 through the date the financial statements were issued, and found no subsequent events.

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

EIN: 74-2331986
Plan No. 001

(a) Party- in- Interest	(b) Identity of Issue or Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Prosperity Bancshares, Inc. Money Market	Money Market	**	$19,960,738
*	Prosperity Bancshares, Inc. Common Stock	Common Stock	**	34,002,329
	Allianz GI NFJ Small-Cap Value Fund Inst.	Mutual Fund	**	1,654,215
	American AMCAP Fund Inc. America R-6	Mutual Fund	**	5,756,498
	American Balanced Fund R-6	Mutual Fund	**	9,985,536
	American Beacon Small Cap Value Inst.	Mutual Fund	**	3,260,991
	American Capital Income Builder R-6	Mutual Fund	**	3,751,078
	American Capital World Growth and Income	Mutual Fund	**	5,788,565
	American EuroPacific Growth R	Mutual Fund	**	13,773,435
	American Fundamental Investors Inc.	Mutual Fund	**	10,231,637
	American Growth Fund of America R-6	Mutual Fund	**	9,978,445
	American Income Fund of America R-6	Mutual Fund	**	3,616,960
	American Investment Company of America	Mutual Fund	**	7,098,395
	American Mutual Fund R-6	Mutual Fund	**	5,975,377
	American Funds New Perspective R-6	Mutual Fund	**	3,391,514
	American Washington Mutual Investors Fund R-6	Mutual Fund	**	4,510,398
	Calvert Equity Portfolio Fund I	Mutual Fund	**	1,235,506
	Columbia Mid Cap Index	Mutual Fund	**	9,956,853
	FMI International Fund Investor Class	Mutual Fund	**	378,165
	Templeton Global Bond R-6	Mutual Fund	**	6,112,357
	Touchstone Small Company Fund Class Y	Mutual Fund	**	6,764,140
	Neuberger Berman Real Estate Fund Inst.	Mutual Fund	**	5,165,505
	Oppenheimer Developing Markets Fund I	Mutual Fund	**	6,257,236
	PIMCO Total Return Fund Inst.	Mutual Fund	**	12,035,117
	Vanguard Mid Cap Growth Investor	Mutual Fund	**	719,185
	Vanguard Small Cap Index Admiral	Mutual Fund	**	731,860
	Vanguard 500 Index Admiral	Mutual Fund	**	2,806,157
	Vanguard Interm-Term Bond Index Admiral	Mutual Fund	**	4,004,947
	Reliance Trust Company Stable Value Fund Collective Investment Trust, Series 25157	Collective Investment	**	15,280,685
				214,183,824
*	Participant Loans	Interest rate range: 3.25% to 5.50% with varying maturity dates	0	4,011,320
				$218,195,144

*A party-in-interest defined by ERISA.

**Cost information is omitted, as these accounts are participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 27, 2018	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

Prosperity Bank Trust Department, as Trustee

  /s/  Billy Macha

Billy Macha

Regional President Trust - South

Prosperity Bank

Index to Exhibits

Exhibit No.Description

23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm